[Quest Resource Corporation Letterhead]

June 28, 2007

April Sifford

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Quest Resource Corporation

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Filed May 3, 2007

File No.: 000-17371

Dear Ms. Sifford:

On behalf of Quest Resource Corporation (the “Company”), set forth below are responses to the Commission’s comment letter dated June 8, 2007 with respect to the Form 10-K/A for the Fiscal Year Ended December 31, 2006 (the “Comment Letter”). The paragraph numbers below correspond to those in the Comment Letter. The Company intends to file an amended Form 10-K after receiving confirmation from the staff of the Commission that the revised disclosures discussed below adequately address the comments contained in the Comment Letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Description of Business and Properties, page 1

General, page 2

Commission Comment

1.            We note that you disclose PV-10 on pages 2 and 10, which represents a non-GAAP measure. Therefore, please provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Company Response

The PV-10 value of $268.1 million will be deleted from page 2, and the PV-10 reference on page 10 will be deleted. The sentence on page 2 will read as follows: As of December 31, 2006, we had 198.2 Bcfe of net proved reserves. The sentence on page 10 will read as follows: The value of estimated future net revenues from these reserves was calculated on a non-escalated price basis.

Natural Gas and Oil Reserves, page 10

Commission Comment

2.            Please reconcile your disclosure of proved developed gas reserves as of December 31, 2006, of 122,390,000 mcf, with your disclosure of 93,914,350 mcf on page F-36.

Company Response

A correction will be made to page F-36, as the number should be 122,390,000 mcf.

Financial Data, page 38

Commission Comment

3.            Your disclosure of total gas and oil sales for 2006 in the amount of $55,320 does not agree to the $65,551 of oil and gas sales disclosed in your statement of operations on page F-4. Please reconcile this difference.

Company Response

The $55,320 will be corrected to agree to the $65,551 on page F-4.

Financial Statements, page 52

Consolidated Balance Sheets, page F-3

Commission Comment

4.            Please disclose in the footnotes to your consolidated financial statements why certain cash amounts are restricted from use and describe when the restrictions will lapse.

Company Response

Approximately $20 million of the amount reflected as restricted cash on the December 31, 2006 balance sheet represented cash from the sale of the common units of Quest Midstream Partners, L.P. that Quest Midstream initially was required to retain as temporary working capital until Quest Midstream had obtained its own working capital facility, which was completed on January 31, 2007. Upon the closing of that facility, the approximately $20 million was transferred to the Company. Upon further consideration, we have determined that a better presentation would be to reflect this amount merely as “cash”. In the amended Form 10-K, this amount will be removed from restricted cash.

The remaining restricted cash is pledged to support letter of credit requirements. Under Note 1, a Restricted Cash definition will be added as follows: Restricted cash represents cash pledged to support reimbursement obligations under outstanding letters of credit.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Natural Gas and Oil Properties, page F-10

Commission Comment

5.            We note that your full cost ceiling includes the lower of cost or fair market value of all unproved properties adjusted for the present value of all future oil and gas hedges. It appears that you include the costs of unproved properties and major development projects not being amortized in your ceiling test at the lower of cost or fair market value, whereas Rule 4-10(c)(4)(b) would require them to be included at cost. Please tell us how your definition of the full cost ceiling is consistent with Rule 4-10(c)(4).

Company Response

Unproved properties were recorded at cost and were not included when computing the ceiling test. In Note 1 to the Financial Statements, the third paragraph under the heading “Natural Gas and Oil Properties” on page F-10 will be replaced with the following:

Under the full cost method of accounting, the net book value of natural gas and oil properties subject to amortization, less related deferred income taxes, may not exceed a calculated “ceiling”. The ceiling limitation is the estimated after-tax future net revenues, discounted at 10% per annum, from proved natural gas and oil reserves, as adjusted for the present value of all future oil and gas hedges. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value of the full cost pool is compared to the ceiling on a quarterly basis. The excess, if any, of the net book value above the ceiling is required to be written off as an expense.

Note 3. Long-Term Debt, page F-16

Credit Facilities - Guggenheim, page F-16

Commission Comment

6.            We note on page F-17 that you disclose the rate of interest that accrued on your revolving credit facility term loans. Please disclose the effective interest rates that were used to determine interest expense for the periods presented. Refer to paragraph 16 of APB 21 for additional guidance.

Company Response

The following disclosure will be added to page F-17:

The effective interest rates for the year ended December 31, 2006 under the Company’s credit facilities are as follows:

•	Revolving credit facility under the Senior Credit Agreement—9.56%
•	First lien term loan under the Senior Credit Agreement—8.30%
•	Second Lien Term Loan—10.92%; and
•	Third Lien Term Loan—13.06%

Commission Comment

7.            Please disclose whether you were in compliance with the covenants of your senior credit facilities and notes payable. To the extent that you have breached, or that it is reasonably possible that you will breach, the restrictive covenants, please expand your discussion of liquidity and capital resources to describe the following:

•	steps that you are taking to avoid the breach;
•	steps that you intends to take to cure, obtain a waiver of, or otherwise avoid the breach;
•	the impact or reasonably like impact of the breach on financial condition or operation performance;
•	alternate sources of funding to pay any resulting obligations or replace funding; and
•	the impact of the restrictive covenants on your ability to undertake additional debt of equity financing.

Company Response

As of December 31, 2006, the Company was in compliance with the covenants under its credit facilities and other notes payable. At the time of the initial filing of the Form 10-K, the Company anticipated that it would not be in compliance with the Total Net Debt to EBITDA ratio under its credit facilities as of March 31, 2007 without raising additional capital. However, at that time, the Company’s board of directors intended (and, based on advice of its financial advisers, believed that the Company would be able) to raise sufficient additional capital by March 31, 2007 to enable the Company to comply with this loan covenant. Following the filing of the Form 10-K, the board of directors determined that the cost of obtaining a waiver from its lenders would be more favorable to the Company’s existing shareholders than issuing additional equity at the then current market price for the Company’s common stock.

The following additional disclosure will be added to the Form 10-K:

As of December 31, 2006, the Company was in compliance with the covenants under its credit facilities and other notes payable. The Company subsequently determined that it would not be in compliance with the Total Net Debt to EBITDA ratio under its credit facilities as of March 31, 2007 without raising additional capital. The board of directors considered issuing a sufficient number of additional shares of common stock in order to enable the Company to comply with this loan covenant. However, the board of directors determined that the cost of obtaining a waiver from its lenders would be more favorable to the Company’s existing shareholders than issuing additional equity at the then current market price for the Company’s common stock. On April 25, 2007, the Company obtained a waiver of the breach of the Total Net Debt to EBITDA covenant as of March 31, 2007 and reset the covenant for the remainder of 2007.

Note 4. Stockholders’ Equity, page F-19

Stock Awards, page F-20

Commission Comment

8.            Please disclose the number of shares of common stock granted to certain employees as stock awards.

Company Response

On page F-20, the first sentence under Stock Awards, will be replaced with the following:

The Company granted a total of 80,000 shares of common stock to a total of 2 employees in 2006 and a total of 140,000 shares of common stock to a total of 5 employees in 2005.

Note 7. Supplemental Cash Flow Information, page F-24

Commission Comment

9.            We note that you disclosed the issuance of common units in Quest Midstream Partners, L.P. for approximately $90 million, before expenses, as a non-cash investing and financing activity. Please explain to us why you consider this issuance of common units for cash as a non-cash activity.

Company Response

The net proceeds of $84,187,000 from the sale of the Quest Midstream Partners, L.P.’s common units were properly included in cash flows from financing activities on page F-5.

This transaction was inadvertently listed on page F-24 under non-cash investing and financing activities and will be deleted from the Supplemental Cash Flow Information.

Note 15. Derivatives, page F-31

Commission Comment

10.          We understand that you record gains and losses related to derivative contracts that do not qualify as cash flow hedges in “Change in derivative fair value”, until the contracts’ underlying production volumes are settled. Upon their settlement, you record the gains and losses related to non-qualifying cash flow hedges as “Other revenue and expense” in the period for which the underlying production was hedged. Please confirm whether our understanding is correct. We generally believe that a presentation that splits the components of a derivative into different line items on the income statement or that reclassifies realized gains and losses of a derivative out of the line item that included unrealized gains and losses of the same derivative is inappropriate. Please revise your income statement to present the results of your hedging activities that do not qualify as cash flow hedges within the same line item, or explain to us how your presentation is appropriate. For additional guidance, refer to Section II.M.3. of our “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” which may be found at ht:l/www.sec.gov/divisions/corpfililefacdisclosureissues.pdf.

Company Response

The income statement will be revised to include the final settlements on non-qualifying cash flow hedges in “Change in derivate fair value” and the comments in the Managements Discussion and Analysis will be changed to correspond with this reclassification.

Note 16. SFAS 69 Supplemental Disclosures (Unaudited), page F-34

Standardized Measure of Discounted Future Net Cash Flows, page F-37

Commission Comment

11.          Please reconcile for us the decrease in the standardized measure of discounted net cash flows between December 31, 2006 and December 31, 2005 of $127,775 (which represents $225,895 thousand at December 31, 2006 less $353,670 thousand at December 31, 2005) with the total decrease in the standardized measure of discounted net cash flows of $214,473 thousand as presented on page F-38.

Company Response

Upon review we discovered a methodology error in computing extensions and discoveries. The table on page F-38 will be corrected to read as follows:

				Seven Months
				Ended	Year Ended
	Year Ended December 31,			December 31,	May 31,
	2006	2005		2004	2004
Sales and transfers of natural gas and oil, net of production costs	$(25,796,000)	$(25,646,000)		$(18,419,000)	$(21,312,000)
Net changes in prices and production costs	(457,808,000)	171,468,000		45,264,000	7,461,000
Acquisitions of natural gas and oil in place — less related production costs	—	—		—	217,924,000
Extensions and discoveries, less related production costs	214,621,000	—		46,686,000	19,956,000
Revisions of previous quantity estimates less related production costs	(30,424,000)	(51,760,000	)(1)	5,004,000	22,722,000
Accretion of discount	7,053,000	8,832,000		4,609,000	3,917,000
Net change in income taxes	137,579,000	(44,827,000)		(21,485,000)	(63,792,000
Total change in standardized measure of discounted future net cash flows	$(127,775,000)	$58,067,000		$61,659,000	$186,876,000

Commission Comment

12.          We note that you present the standardized measure of discounted net cash flows after the effect of future hedge settlements. Paragraph 30 of SFAS 69 specifies that the standardized measure must be based on year-end prices relating to the proved reserves. In the absence of year-end contractual arrangements that are specific to a property, the year-end market price should be used. As such, please remove the effect of future hedge settlements from your standardized measure. However, you may disclose supplementally the effects of hedging transactions. For additional guidance, refer to Section II.F.9 of our Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, which may be found at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.hhn

Company Response

The table on page F-37 under Standardized Measure of Discounted Future Net Cash Flows will be amended to delete the lines designated “Future hedge settlements” and “Standardized measure of discounted net cash flows after hedges”.

Form 8-K Filed May 11, 2007

Commission Comment

13.          We note that you present in the table of Select Financial and Operating Data the measure of Operating Income (Loss) Per Share Diluted. Accounting Series Release No. 142 indicates that per share data other than that relating to net income should be avoided in reporting financial results. As such, your presentation of operating income (loss) per share diluted represents a non-GAAP financial measure. Please provide the disclosures required to accompany the non-GAAP financial measure by Regulation G.

Company Response

In the future, the Company will not disclose any per share data other than that related to net income when reporting financial results. The Company believes that reissuing its first quarter earnings release and amending the Form 8-K at this time merely to remove Operating Income (Loss) Per Share Diluted would be confusing to investors.

Engineering Comments

Description of Business and Properties, page 1 General, page 2

Commission Comment

14.          Please reconcile that you state 60.4% of your reserves are proved developed while the reserve table on page F-36 indicates your proved developed reserves are 47.5% of your total reserves.

Company Response

Please note that the correction being made in response to Commission Comment 2 will resolve this comment.

Competitive Strengths, page 7

Commission Comment

15.          You cite long-lived reserves as a competitive strength. However, the 20.2 years you cite appears to be based on the inclusion of your undeveloped reserves. The reserve life of your developed reserves appears to be about seven years which is probably less than industry average. Please clarify as to why this is a “strength” or remove it from your filing.

Company Response

The following will replace the next to the last bullet on page 8 in our amendment:

•

Long-lived reserves. Our average reserve-to-production ratio is 16 years, calculated by using our estimated net proved reserves (198.2 Bcfe) as of December 31, 2006, divided by our production (12.34 Bcfe) for the year ended December 31, 2006. Additionally, the average economic life of our proved undeveloped reserves is 15 years, as estimated by our third party engineering firm. We believe this long reserve life reduces the reinvestment risk associated with our asset base.

Production Volumes, Sales Prices and Production Costs, page 11

Commission Comment

16.          Please report all of your production costs and taxes on an equivalent or common unit basis rather than separate cost figures for gas and oil. Please see paragraph three of Industry Guide 2.

Company Response

Please note the following will replace the information under the "Production Volumes, Sale Prices, and Production Costs" heading on page 11:

The following table sets forth certain information regarding the natural gas and oil properties owned by us through our subsidiaries. The natural gas and oil production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells.

	Year Ended		7 Mos Ended	Year Ended
	December 31,			May 31,
	2006	2005	2004	2004
Net Production:
Gas (bcf)	12.29	9.57	5.01	5.53
Oil (bbls)	9,737	9,241	5,551	8,549
Gas equivalent (bcfe)	12.34	9.62	5.05	5.58
Gas and Oil Sales ($ in thousands):
Gas sales	$72,865	$71,137	$28,864	$27,694
Gas derivatives - gains (loss)	$(7,888)	$(27,066)	$(4,908)	$102
Total gas sales	$64,977	$44,071	$23,956	$27,796
Oil sales	$574	$494	$245	$351
Total gas and oil sales	$65,551	$44,565	$24,201	$28,147
Avg Sales Price (excluding effects of hedging):
Gas ($ per mcf)	$5.93	$7.44	$5.74	$5.19
Oil ($ per bbl)	$60.90	$53.46	$44.14	$41.06
Gas equivalent ($ per mcfe)	$5.95	$7.45	$5.77	$5.02
Avg Sales Price (including effects of hedging):
Gas ($ per mcf)	$5.29	$4.61	$4.83	$5.04
Oil ($ per bbl)	$60.90	$53.46	$44.14	$41.06
Gas equivalent ($ per mcfe)	$5.31	$4.63	$4.79	$5.04
Expenses ($ per mcfe):
Lifting	$1.29	$0.98	$0.72	$0.91
Production and property tax	$0.55	$0.58	$0.37	$0.34
Net Revenue ($ per mcfe)	$3.47	$3.07	$3.70	$3.79

Risk Factors, page 22

Because the Company faces uncertainties in estimating proved recoverable natural gas reserves, you should not put undue reliance on such reserve information, page 23

Commission Comment

17.          Investors have a right to rely on the information you report in your filings. If you think your proved reserves estimates are unreliable please reduce them to a volume that you are reasonably certain of recovering. Otherwise, please revise this risk factor.

Company Response

We will revise the caption for this risk factor as follows:

The Company’s estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of the Company’s reserves.

Supplemental Disclosures, page F-34

Natural Gas and Oil Reserve Quantities, page F-36

Commission Comment

18.          Please tell us if your proved undeveloped reserves are all from direct offsets to an existing economically productive well.

Company Response

The Company’s proved undeveloped reserves are direct offsets to currently proved producing wells and proved non-producing wells that have been tested to be economically productive.

Commission Comment

19.          We note that you report no reserve revisions in 2006. As natural gas prices were significantly lower in 2006 compared to 2005 when you did have negative gas revisions, please tell us why there were no price related revisions in 2006.

Company Response

The following table will replace the existing data on Page F-36 in our filing.

Proved reserves:

Balance, December 31, 2005	134,319,300	32,269
Purchase of reserves-in-place	—	—
Extensions and discoveries	87,002,842	9,740
Revisions of previous estimates	(11,000,000)	—
Production	(12,282,142)	(9,737)

Balance, December 31, 2006	198,040,000	32,272

Proved developed reserves:
Balance, December 31, 2004	81,467,220	47,834
Balance, December 31, 2005	71,638,250	32,269
Balance, December 31, 2006	122,390,000	32,272

Standardized Measure of Discounted Future Cash Flows, page F-37

Commission Comment

20.          We note that the estimated future income tax you report in 2006 is significantly lower than the amount estimated in 2005. Please tell us why this is correct or alternatively please revise your document as necessary.

Company Response

Please note that the future cash flows before income taxes decreased by $337,595,000 between December 31, 2005 and December 31, 2006. Also note that during the fiscal year ended December 31, 2006 the Company incurred an additional $105,917,000 in development costs, a substantial portion of which was capitalized for income tax reporting purposes. The resulting decrease in future taxes is attributable primarily to these two factors.

The Company hereby acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to this letter, please telephone the undersigned at 405-488-1304, Ext. 6823.

Very truly yours,

/s/ David Grose
David Grose
Chief Financial Officer